[INLAND REAL ESTATE INCOME TRUST, INC. LETTERHEAD]

December 5, 2014

FOIA CONFIDENTIAL TREATMENT REQUEST

Via EDGAR and Federal Express

Mr. Kevin Woody
Branch Chief

Division of Corporation Finance
United States Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.
Washington, D.C. 20549

Re:	Inland Real Estate Income Trust, Inc. Form 10-K for the year ended December 31, 2013 Filed on March 17, 2014 File No. 000-55146

Dear Mr. Woody:

I am writing on behalf of Inland Real Estate Income Trust, Inc. (the “Company”) in response to the comment contained in your correspondence dated November 20, 2014. The heading below from the Company’s Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”) corresponds to the heading referenced in your letter. In addition, for your convenience I have reproduced your comment in this letter and included the Company’s response directly below the comment.

General

1.	Please provide us with the results of the significance tests for your 2013 and 2014 acquisitions in accordance with Rule 3-14 of Regulation S-X. For each property acquisition where Rule 3-14 financial statements are required, please tell us where you have filed these financial statements.

Kevin Woody

December 5, 2014

Response: Below, we provide our significance calculations for our 2013 and 2014 acquisitions (through September 30, 2014, the date of our latest quarterly report) pursuant to the guidance provided in the Staff’s Financial Reporting Manual (the “Accounting Manual”). Since October 18, 2012, the Company has been conducting a “blind pool” offering subject to Industry Guide 5 (SEC Reg. No. 333-176775) and is in the distribution period. Section 2325.3 (“Blind Pool” offerings – During the Distribution Period – Significance) of the Accounting Manual provides that an individual property is significant if it (a) exceeds the 10% significance level, or (b) is one of a group of properties that together aggregate more than 10% and are either acquired from a single seller or are related. Significance for purposes of the Guide 5 distribution period is computed by comparing the registrant’s investment in the property to the registrant’s total assets as of the date of the acquisition plus the proceeds (net of commissions) in good faith expected to be raised in the registered offering over the next 12 months. The investment includes any debt secured by the property that is assumed by the purchaser.

Below we provide a table showing each individual property (or group of properties that were either acquired from a single seller or are related) and the significance of such property (or group of properties) using the formula described above as of the date on which the property (or group of properties) was acquired for acquisitions from January 1, 2013 through September 30, 2014.

Property Name	Date Acquired	Balance Sheet Date	Investment Amount (in millions)(1)	Total Assets as of the Balance Sheet Date (in millions)		Projected Proceeds as of the date acquired (in millions)(2)		Significance Level Percentage

Wedgewood Commons	12/23/13	11/30/2013	$31.3	$	***	$	***	***%
Park Avenue Shopping Center	2/21/14	1/31/2014	$24.8	$	***	$	***	***%
North Hills Square	2/27/14	1/31/2014	$11.1	$	***	$	***	***%
Mansfield Pointe	4/8/14	3/31/2014	$28.1		$134.1	$	***	***%
MidTowne Shopping Center	5/13/14	4/30/2014	$41.5	$	***	$	***	***%
Lakeside Crossing	5/23/14	4/30/2014	$19.8	$	***	$	***	***%
Dogwood Festival	6/27/14	5/31/2014	$48.7	$	***	$	***	***%
Pick N Save Center	7/11/14	6/30/2014	$24.0		$266.6	$	***	***%
Harris Plaza	8/4/14	6/30/2014	$27.3		$266.6	$	***	***%

(1)	For Rule 3-14 testing purposes, investment amount includes any potential earn out acquisition obligations.
(2)	Projected proceeds equals proceeds, net of commissions, in good faith expected to be raised in the registered offering over the next 12 months as of the date acquired (in millions).

FOIA confidential treatment requested by Inland Real Estate Income Trust, Inc.

Confidential portions have been omitted, as indicated by *** in the text, and submitted to the

Securities and Exchange Commission.

Kevin Woody

December 5, 2014

Accordingly, none of the investments from January 1, 2013 through September 30, 2014 were determined to be significant for purposes of Rule 3-14 financial statement requirements.

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding the foregoing.  Also, please advise whether the Staff has any additional comments to the Form 10-K.

Very truly yours,

INLAND REAL ESTATE INCOME TRUST, INC.

/s/ David Z. Lichterman
David Z. Lichterman
Vice President, Treasurer and Chief Accounting Officer

cc:	JoAnn M. McGuinness, President and Chief Operating Officer
Catherine L. Lynch, Chief Financial Officer

Cathleen M. Hrtanek, Secretary

Michael J. Choate, Esq., Proskauer Rose LLP

FOIA confidential treatment requested by Inland Real Estate Income Trust, Inc.

Confidential portions have been omitted, as indicated by *** in the text, and submitted to the

Securities and Exchange Commission.